December 7, 2020

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C.  20549
Attention:	David Burton
Kate Tillan
Laura Crotty
Dorrie Yale

Re:	Nanobiotix S.A.
Registration Statement on Form F-1
Filed November 20, 2020
File No. 333-250707

Ladies and Gentlemen:

Nanobiotix S.A., a société anonyme organized under the laws of France (“Nanobiotix,” the “Company,” “we,” “our” or “us”), hereby responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 4, 2020 with respect to our Registration Statement on Form F-1, filed with the Commission on November 20, 2020 (the “Registration Statement”). We are concurrently filing Amendment No. 1 to the Registration Statement on Form F-1/A (the “Amended Registration Statement”) that includes changes in response to the Staff’s comments.

Securities and Exchange Commission
December 7, 2020

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. Terms used, but not otherwise defined in this response letter, have the meanings assigned to them in the Amended Registration Statement.

Registration Statement on Form F-1

Overview, page 1

1.
We refer to your revised disclosures on page 3 regarding Study 1100 and your disclosures on page 108 that there were two serious adverse events that were reported that could relate to NBTXR3 and considered dose-limiting toxicities. Please update your disclosure in this section here to disclose that there were two SAEs.

Response:

In response to the Staff’s comment, the Company has revised its disclosures on pages 3 and 84 of the Amended Registration Statement.

NBTXR3 Development Pipeline, page 4

2.
We note your revised footnote disclosure to the pipeline table that you believe PharmaEngine is in material breach to use commercially reasonable efforts to develop NBTXR3 in the Asia-Pacific region, and that these trials may not progress any further. We also note that you have deleted narrative disclosures regarding PharmaEngine’s trials in the Summary section and elsewhere in your prospectus. In light of these developments, please also delete the PharmaEngine trials from your pipeline table.

Response:

In response to the Staff’s comment, the Company has made the required revisions to its pipeline tables on pages 4 and 84 of the Amended Registration Statement.

* * * * * * * * *

Securities and Exchange Commission
December 7, 2020

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at +33 1 40 26 04 70.

Very truly yours,

/s/ Philippe Mauberna
Philippe Mauberna
Chief Financial Officer

cc:	Laurent Levy, Chief Executive Officer, Nanobiotix S.A.
Peter E. Devlin, Jones Day